UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

SELWAY CAPITAL ACQUISITION CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

81661A404

(CUSIP Number)

Mitchell S. Nussbaum, Esq.

Giovanni Caruso, Esq.
Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154
(212) 407-4159

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 7, 2011

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1 (b)

☐ Rule 13d-1 (c)

☒ Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 8166A404	Page 2 of 24

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) SELWAY CAPITAL HOLDINGS LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☑ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization DELAWARE
	5	Sole Voting Power 0
Number of Shares Beneficially Owned by Each reporting Person With:	6	Shared Voting Power 500,000 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 500,000 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 500,000 (1)
10	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (11) 20.0% (1)(2)
12	Type of Reporting Person (See Instructions) oO

(1) Does not include 2,333,333 shares issuable upon exercise of 2,333,333 common stock purchase warrants owned by the reporting person. Each warrant is exercisable for one share of common stock of the Issuer at an exercise price of $7.50 per share commencing on the later of (i) November 7, 2012 and (ii) the consolidation of each series of the Issuer’s common stock into one class of common stock after consummation of an acquisition transaction, post-acquisition tender offer or post-acquisition automatic trust liquidation, as the case may be, and will expire on the earlier of (i) November 7, 2016 or (ii) the Issuer's dissolution if it has not completed an acquisition transaction within the required time periods.

(2) Based on 2,500,000 shares of common stock issued and outstanding as of December 22, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q/A, dated January 19, 2012.

CUSIP No. 8166A404	Page 3 of 24

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) SELWAY CAPITAL LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☑ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization DELAWARE
	5	Sole Voting Power 0
Number of Shares Beneficially Owned by Each reporting Person With:	6	Shared Voting Power 500,000 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 500,000 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 500,000 (1)
10	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (11) 20.0% (1)(2)
12	Type of Reporting Person (See Instructions) OO

(1) Does not include 2,333,333 shares issuable upon exercise of 2,333,333 common stock purchase warrants owned by the reporting person. Each warrant is exercisable for one share of common stock of the Issuer at an exercise price of $7.50 per share commencing on the later of (i) November 7, 2012 and (ii) the consolidation of each series of the Issuer’s common stock into one class of common stock after consummation of an acquisition transaction, post-acquisition tender offer or post-acquisition automatic trust liquidation, as the case may be, and will expire on the earlier of (i) November 7, 2016 or (ii) the Issuer's dissolution if it has not completed an acquisition transaction within the required time periods.

(2) Based on 2,500,000 shares of common stock issued and outstanding as of December 22, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q/A, dated January 19, 2012.

CUSIP No. 8166A404	Page 4 of 24

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) YARON EITAN
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☑ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States of America
	5	Sole Voting Power 0
Number of Shares Beneficially Owned by Each reporting Person With:	6	Shared Voting Power 500,000 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 500,000 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 500,000 (1)
10	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (11) 20.0% (1)(2)
12	Type of Reporting Person (See Instructions) IN

(1) Does not include 2,333,333 shares issuable upon exercise of 2,333,333 common stock purchase warrants owned by the reporting person. Each warrant is exercisable for one share of common stock of the Issuer at an exercise price of $7.50 per share commencing on the later of (i) November 7, 2012 and (ii) the consolidation of each series of the Issuer’s common stock into one class of common stock after consummation of an acquisition transaction, post-acquisition tender offer or post-acquisition automatic trust liquidation, as the case may be, and will expire on the earlier of (i) November 7, 2016 or (ii) the Issuer's dissolution if it has not completed an acquisition transaction within the required time periods.

(2) Based on 2,500,000 shares of common stock issued and outstanding as of December 22, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q/A, dated January 19, 2012.

CUSIP No. 8166A404	Page 5 of 24

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) Edmundo gonzalez
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☑ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United states of america
	5	Sole Voting Power 0
Number of Shares Beneficially Owned by Each reporting Person With:	6	Shared Voting Power 500,000 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 500,000 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 500,000 (1)
10	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (11) 20.0%(1)(2)
12	Type of Reporting Person (See Instructions) IN

(1) Does not include 2,333,333 shares issuable upon exercise of 2,333,333 common stock purchase warrants owned by the reporting person. Each warrant is exercisable for one share of common stock of the Issuer at an exercise price of $7.50 per share commencing on the later of (i) November 7, 2012 and (ii) the consolidation of each series of the Issuer’s common stock into one class of common stock after consummation of an acquisition transaction, post-acquisition tender offer or post-acquisition automatic trust liquidation, as the case may be, and will expire on the earlier of (i) November 7, 2016 or (ii) the Issuer's dissolution if it has not completed an acquisition transaction within the required time periods.

(2) Based on 2,500,000 shares of common stock issued and outstanding as of December 22, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q/A, dated January 19, 2012.

CUSIP No. 8166A404	Page 6 of 24

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) CN-SCH, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☑ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization DELAWARE
	5	Sole Voting Power 0
Number of Shares Beneficially Owned by Each reporting Person With:	6	Shared Voting Power 500,000 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 500,000 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 500,000 (1)
10	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (11) 20.0% (1)(2)
12	Type of Reporting Person (See Instructions) OO

(1) Does not include 2,333,333 shares issuable upon exercise of 2,333,333 common stock purchase warrants owned by the reporting person. Each warrant is exercisable for one share of common stock of the Issuer at an exercise price of $7.50 per share commencing on the later of (i) November 7, 2012 and (ii) the consolidation of each series of the Issuer’s common stock into one class of common stock after consummation of an acquisition transaction, post-acquisition tender offer or post-acquisition automatic trust liquidation, as the case may be, and will expire on the earlier of (i) November 7, 2016 or (ii) the Issuer's dissolution if it has not completed an acquisition transaction within the required time periods.

(2) Based on 2,500,000 shares of common stock issued and outstanding as of December 22, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q/A, dated January 19, 2012.

CUSIP No. 8166A404	Page 7 of 24

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) BOUNTY INVESTMENTS, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☑ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization DELAWARE
	5	Sole Voting Power 0
Number of Shares Beneficially Owned by Each reporting Person With:	6	Shared Voting Power 500,000 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 500,000 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 500,000 (1)
10	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (11) 20.0% (1)(2)
12	Type of Reporting Person (See Instructions) OO

(1) Does not include 2,333,333 shares issuable upon exercise of 2,333,333 common stock purchase warrants owned by the reporting person. Each warrant is exercisable for one share of common stock of the Issuer at an exercise price of $7.50 per share commencing on the later of (i) November 7, 2012 and (ii) the consolidation of each series of the Issuer’s common stock into one class of common stock after consummation of an acquisition transaction, post-acquisition tender offer or post-acquisition automatic trust liquidation, as the case may be, and will expire on the earlier of (i) November 7, 2016 or (ii) the Issuer's dissolution if it has not completed an acquisition transaction within the required time periods.

(2) Based on 2,500,000 shares of common stock issued and outstanding as of December 22, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q/A, dated January 19, 2012.

CUSIP No. 8166A404	Page 8 of 24

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) SANTA MARIA OVERSEAS LTD.
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☑ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization BAHAMAS
	5	Sole Voting Power 0
Number of Shares Beneficially Owned by Each reporting Person With:	6	Shared Voting Power 500,000 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 500,000 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 500,000 (1)
10	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (11) 20.0% (1)(2)
12	Type of Reporting Person (See Instructions) OO

(1) Does not include 2,333,333 shares issuable upon exercise of 2,333,333 common stock purchase warrants owned by the reporting person. Each warrant is exercisable for one share of common stock of the Issuer at an exercise price of $7.50 per share commencing on the later of (i) November 7, 2012 and (ii) the consolidation of each series of the Issuer’s common stock into one class of common stock after consummation of an acquisition transaction, post-acquisition tender offer or post-acquisition automatic trust liquidation, as the case may be, and will expire on the earlier of (i) November 7, 2016 or (ii) the Issuer's dissolution if it has not completed an acquisition transaction within the required time periods.

(2) Based on 2,500,000 shares of common stock issued and outstanding as of December 22, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q/A, dated January 19, 2012.

CUSIP No. 8166A404	Page 9 of 24

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) MAYFLOWER TRUST
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☑ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman islands
	5	Sole Voting Power 0
Number of Shares Beneficially Owned by Each reporting Person With:	6	Shared Voting Power 500,000 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 500,000 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 500,000 (1)
10	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (11) 20.0% (1)(2)
12	Type of Reporting Person (See Instructions) OO

(1) Does not include 2,333,333 shares issuable upon exercise of 2,333,333 common stock purchase warrants owned by the reporting person. Each warrant is exercisable for one share of common stock of the Issuer at an exercise price of $7.50 per share commencing on the later of (i) November 7, 2012 and (ii) the consolidation of each series of the Issuer’s common stock into one class of common stock after consummation of an acquisition transaction, post-acquisition tender offer or post-acquisition automatic trust liquidation, as the case may be, and will expire on the earlier of (i) November 7, 2016 or (ii) the Issuer's dissolution if it has not completed an acquisition transaction within the required time periods.

(2) Based on 2,500,000 shares of common stock issued and outstanding as of December 22, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q/A, dated January 19, 2012.

CUSIP No. 8166A404	Page 10 of 24

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) Tz columbus services limited
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☑ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization british virgin islands
	5	Sole Voting Power 0
Number of Shares Beneficially Owned by Each reporting Person With:	6	Shared Voting Power 500,000 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 500,000 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 500,000 (1)
10	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (11) 20.0% (1)(2)
12	Type of Reporting Person (See Instructions) OO

(1) Does not include 2,333,333 shares issuable upon exercise of 2,333,333 common stock purchase warrants owned by the reporting person. Each warrant is exercisable for one share of common stock of the Issuer at an exercise price of $7.50 per share commencing on the later of (i) November 7, 2012 and (ii) the consolidation of each series of the Issuer’s common stock into one class of common stock after consummation of an acquisition transaction, post-acquisition tender offer or post-acquisition automatic trust liquidation, as the case may be, and will expire on the earlier of (i) November 7, 2016 or (ii) the Issuer's dissolution if it has not completed an acquisition transaction within the required time periods.

(2) Based on 2,500,000 shares of common stock issued and outstanding as of December 22, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q/A, dated January 19, 2012.

CUSIP No. 8166A404	Page 11 of 24

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) ANDREW INTRATER
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☑ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization UNITED STATES OF AMERICA
	5	Sole Voting Power 0
Number of Shares Beneficially Owned by Each reporting Person With:	6	Shared Voting Power 500,000 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 500,000 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 500,000 (1)
10	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (11) 20.0% (1)(2)
12	Type of Reporting Person (See Instructions) IN

(1) Does not include 2,333,333 shares issuable upon exercise of 2,333,333 common stock purchase warrants owned by the reporting person. Each warrant is exercisable for one share of common stock of the Issuer at an exercise price of $7.50 per share commencing on the later of (i) November 7, 2012 and (ii) the consolidation of each series of the Issuer’s common stock into one class of common stock after consummation of an acquisition transaction, post-acquisition tender offer or post-acquisition automatic trust liquidation, as the case may be, and will expire on the earlier of (i) November 7, 2016 or (ii) the Issuer's dissolution if it has not completed an acquisition transaction within the required time periods.

(2) Based on 2,500,000 shares of common stock issued and outstanding as of December 22, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q/A, dated January 19, 2012.

CUSIP No. 8166A404	Page 12 of 24

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) JARRET FASS
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☑ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization UNITED STATES OF AMERICA
	5	Sole Voting Power 0
Number of Shares Beneficially Owned by Each reporting Person With:	6	Shared Voting Power 500,000 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 500,000 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 500,000 (1)
10	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (11) 20.0% (1)(2)
12	Type of Reporting Person (See Instructions) IN

(1) Does not include 2,333,333 shares issuable upon exercise of 2,333,333 common stock purchase warrants owned by the reporting person. Each warrant is exercisable for one share of common stock of the Issuer at an exercise price of $7.50 per share commencing on the later of (i) November 7, 2012 and (ii) the consolidation of each series of the Issuer’s common stock into one class of common stock after consummation of an acquisition transaction, post-acquisition tender offer or post-acquisition automatic trust liquidation, as the case may be, and will expire on the earlier of (i) November 7, 2016 or (ii) the Issuer's dissolution if it has not completed an acquisition transaction within the required time periods.

(2) Based on 2,500,000 shares of common stock issued and outstanding as of December 22, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q/A, dated January 19, 2012.

CUSIP No. 8166A404	Page 13 of 24

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) DORON COHEN
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☑ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization ISRAEL
	5	Sole Voting Power 0
Number of Shares Beneficially Owned by Each reporting Person With:	6	Shared Voting Power 500,000 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 500,000 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 500,000 (1)
10	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (11) 20.0% (1)(2)
12	Type of Reporting Person (See Instructions) IN

(1) Does not include 2,333,333 shares issuable upon exercise of 2,333,333 common stock purchase warrants owned by the reporting person. Each warrant is exercisable for one share of common stock of the Issuer at an exercise price of $7.50 per share commencing on the later of (i) November 7, 2012 and (ii) the consolidation of each series of the Issuer’s common stock into one class of common stock after consummation of an acquisition transaction, post-acquisition tender offer or post-acquisition automatic trust liquidation, as the case may be, and will expire on the earlier of (i) November 7, 2016 or (ii) the Issuer's dissolution if it has not completed an acquisition transaction within the required time periods.

(2) Based on 2,500,000 shares of common stock issued and outstanding as of December 22, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q/A, dated January 19, 2012.

CUSIP No. 8166A404	Page 14 of 24

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) YAIR SHAMIR
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☑ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization ISRAEL
	5	Sole Voting Power 0
Number of Shares Beneficially Owned by Each reporting Person With:	6	Shared Voting Power 500,000 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 500,000 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 500,000 (1)
10	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (11) 20.0% (1)(2)
12	Type of Reporting Person (See Instructions) IN

(1) Does not include 2,333,333 shares issuable upon exercise of 2,333,333 common stock purchase warrants owned by the reporting person. Each warrant is exercisable for one share of common stock of the Issuer at an exercise price of $7.50 per share commencing on the later of (i) November 7, 2012 and (ii) the consolidation of each series of the Issuer’s common stock into one class of common stock after consummation of an acquisition transaction, post-acquisition tender offer or post-acquisition automatic trust liquidation, as the case may be, and will expire on the earlier of (i) November 7, 2016 or (ii) the Issuer's dissolution if it has not completed an acquisition transaction within the required time periods.

(2) Based on 2,500,000 shares of common stock issued and outstanding as of December 22, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q/A, dated January 19, 2012.

CUSIP No. 8166A404	Page 15 of 24

Item 1.

(a) Name of Issuer: Selway Capital Acquisition Corporation (the “Issuer”),

(b) Address of Issuer’s Principal Executive Offices: 74 Grand Avenue, 2nd Floor, Englewood, NJ 07631.

Item 2.

(a), (b) and (c): Name of Persons Filing, Address of Principal Business Office and Citizenship:

This statement is filed on behalf of (i) Selway Capital Holdings LLC (“SCH”), (ii) Selway Capital LLC (“Selway Capital”), (iii) Yaron Eitan, (iv) Edmundo Gonzalez, (v) CN-SCH, LLC (“CN-SCH”), (vi) Bounty Investments, LLC (“Bounty”), (vii) Santa Maria Overseas Ltd. (“Santa Maria”), (viii) Mayflower Trust (“Mayflower”) and (ix) TZ Columbus Services Limited (“TZ”), (x) Andrew Intrater, (xi) Jarret Fass, (xii) Doron Cohen and (xiii) Yair Shamir (SCH, Selway Capital, CN-SCH, Bounty, Mayflower, Santa Maria, TZ, and Messrs. Eitan, Gonzalez, Intrater, Fass, Cohen and Shamir, together, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

SCH, a Delaware limited liability company, has a principal place of business located at at 74 Grand Avenue, 2nd Floor, Englewood, NJ 07631. Messrs. Eitan and Mr. Intrater are the managers of SCH.

Selway Capital, a Delaware limited liability company, whose business address is 74 Grand Avenue, 2nd Floor, Englewood, NJ 07631, is one of two members of SCH. Messrs. Eitan and Gonzalez are the managing members of Selway Capital.

CN-SCH, a Delaware limited liability company, is one of two members of SCH. Bounty, a Delaware limited liability company, owns 100% of CN-SCH. Mr. Intrater is the Chief Executive Officer of each of Bounty and CN-SCH. Santa Maria, a Bahamanian company, owns 80% of the equity interests of Bounty. Mayflower, a Cayman Islands trust, owns 100% of the equity interests of Santa Maria. TZ, a British Virgin Islands corporation, is the trustee of Mayflower Trust. The business address of each of CN-SH, Bounty, Santa Maria, Mayflower and TZ is 900 Third Avenue, 19th Floor, New York, NY 10022.

Messrs. Eitan, Gonzalez, Fass, Cohen, Shamir and Intrater, who are the Issuer’s founders, hold the following positions with the Issuer and have the following business addresses:

Name	Position	Business Address
Yaron Eitan	President, Chief Executive Officer, Director	74 Grand Avenue, 2nd Floor, Englewood, NJ 07631
Edmundo Gonzalez	Chief Financial Officer, Director	74 Grand Avenue, 2nd Floor, Englewood, NJ 07631
Jarret Fass	Vice President	74 Grand Avenue, 2nd Floor, Englewood, NJ 07631
Yair Shamir	Chairman	74 Grand Avenue, 2nd Floor, Englewood, NJ 07631
Doron Cohen	Director	74 Grand Avenue, 2nd Floor, Englewood, NJ 07631
Andrew Intrater	Director	900 Third Avenue, 19th Floor, New York, NY 10022

CUSIP No. 8166A404	Page 16 of 24

Messrs. Eitan, Gonzalez, Fass and Intrater are U.S. citizens. Messrs. Cohen and Shamir are Israeli citizens.

(d) Title of Class of Securities: Shares of Series C Common Stock, par value $0.0001 per share.

(e) CUSIP Number: 81661A404

Item 3.

Not Applicable.

Item 4.   Ownership.

(a) Amount beneficially owned: 500,000 (1)

(b) Percent of class: 20.0%. The percentage is calculated based on 2,500,000 shares of common stock issued and outstanding as of December 22, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q/A, dated January 19, 2012. Does not include 2,333,333 shares issuable upon exercise of 2,333,333 common stock purchase warrants owned by the reporting person. Each warrant is exercisable for one share of common stock of the Issuer at an exercise price of $7.50 per share commencing on the later of (i) November 7, 2012 and (ii) the consolidation of each series of the Issuer’s common stock into one class of common stock after consummation of an acquisition transaction, post-acquisition tender offer or post-acquisition automatic trust liquidation, as the case may be, and will expire on the earlier of (i) November 7, 2016 or (ii) the Issuer's dissolution if it has not completed an acquisition transaction within the required time periods.

(c) Number of shares to which such person has:

    (i) Sole power to vote or direct the vote: 0

   (ii) Shared power to vote or direct the vote: 500,000 (1)

   (iii) Sole power to dispose or direct the disposition of: 0

   (iv) Shared power to dispose or direct the disposition of: 500,000 (1)

On February 23, 2011, SCH acquired 575,000 shares of Series C Common Stock for an aggregate purchase price of $25,000, in connection with the formation of the Issuer, including 75,000 shares that were redeemed by the Issuer on December 20, 2011 (the “Founder Shares”).

Immediately after the consummation of the Issuer’s initial public offering on November 14, 2011, the Founder Shares (not including 75,000 shares that were redeemed by the Issuer on December 20, 2011), represented 20.0% beneficial ownership, based upon 2,500,000 shares outstanding upon consummation of the initial public offering.

Selway Capital and CN-SCH are the members of SCH. Each of Messrs. Eitan, Gonzalez, Fass, Cohen, Shamir, Selway Capital LLC, CN-SCH, and, by way of their affiliation with CN-SCH, Mr. Intrater, Bounty, Santa Maria, Mayflower and TZ, may be deemed to share voting and dispositive power over the Founder Shares; however, each such person disclaims beneficial ownership of the Founder Shares extent to the extent of such person’s pecuniary interest in them.

CUSIP No. 8166A404	Page 17 of 24

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The disclosure set forth in Item 4, above, is incorporated herein by reference.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

The identities of each member of the group for which this Schedule 13G is being filed is provided in Exhibit 2 attached hereto.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

Notes

(1) Does not include 2,333,333 shares issuable upon exercise of 2,333,333 common stock purchase warrants owned by the reporting person. Each warrant is exercisable for one share of common stock of the Issuer at an exercise price of $7.50 per share commencing on the later of (i) November 7, 2012 and (ii) the consolidation of each series of the Issuer’s common stock into one class of common stock after consummation of an acquisition transaction, post-acquisition tender offer or post-acquisition automatic trust liquidation, as the case may be, and will expire on the earlier of (i) November 7, 2016 or (ii) the Issuer's dissolution if it has not completed an acquisition transaction within the required time periods.

CUSIP No. 8166A404	Page 18 of 24

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: February 14, 2012	SELWAY CAPITAL HOLDINGS LLC

	By:	/s/ Yaron Eitan
Name: Yaron Eitan Title: Board Manager

Date: February 14, 2012	SELWAY CAPITAL LLC

	By:	/s/ Yaron Eitan
Name: Yaron Eitan Title: Managing Member

Date: February 14, 2012	CN-SCH, LLC

	By:	/s/ Andrew Intrater
Name: Andrew Intrater Title: Managing Member

Date: February 14, 2012	BOUNTY INVESTMENTS, LLC

	By:	/s/ Andrew Intrater
Name: Andrew Intrater Title: Chief Executive Officer

Date: February 14, 2012	SANTA MARIA OVERSEAS LTD.

	By:	/s/ Andrew Intrater
Name: Andrew Intrater Title: Attorney-in-Fact*

Date: February 14, 2012	MAYFLOWER TRUST

	By:	/s/ Andrew Intrater
Name: Andrew Intrater Title: Attorney-in-Fact*

CUSIP No. 8166A404	Page 19 of 24

Date: February 14, 2012	TZ COLUMBUS SERVICES LTD.

	By:	/s/ Andrew Intrater
Name: Andrew Intrater Title: Attorney-in-Fact*

Date: February 14, 2012	By:	/s/ Yaron Eitan
Name:Yaron Eitan

Date: February 14, 2012	By:	/s/ Edmundo Gonzalez
Name: Edmundo Gonzalez

Date: February 14, 2012	By:	/s/ Jarret Fass
Name: Jarret Fass

Date: February 14, 2012	By:	/s/ Doron Cohen
Name: Doron Cohen

Date: February 14, 2012	By:	/s/ Yair Shamir
Name: Yair Shamir

Date: February 14, 2012	By:	/s/ Andrew Intrater
Name: Andrew Intrater

*A copy of the powers of attorney granting Mr. Intrater the authority to sign this Schedule 13G on behalf of Santa Maria Overseas Ltd., Mayflower Trust, and TZ Columbus Services Ltd. is filed as Exhibit 3 attached hereto.

CUSIP No. 8166A404	Page 20 of 24

Exhibit 1

Joint Filing Agreement

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree that the Statement on Schedule 13G to which this exhibit is attached is filed on behalf of each of them in the capacities set forth below.

Dated:  February 14, 2012

SELWAY CAPITAL HOLDINGS LLC

By:	/s/ Yaron Eitan
Name: Yaron Eitan Title: Board Manager

SELWAY CAPITAL LLC

By:	/s/ Yaron Eitan
Name: Yaron Eitan Title: Managing Member

CN-SCH, LLC

By:	/s/ Andrew Intrater
Name: Andrew Intrater Title: Managing Member

BOUNTY INVESTMENTS, LLC

By:	/s/ Andrew Intrater
Name: Andrew Intrater Title: Chief Executive Officer

SANTA MARIA OVERSEAS LTD.

By:	/s/ Andrew Intrater
Name: Andrew Intrater Title: Attorney-in-Fact*

MAYFLOWER TRUST

By:	/s/ Andrew Intrater
Name: Andrew Intrater Title: Attorney-in-Fact*

TZ COLUMBUS SERVICES LTD.

By:	/s/ Andrew Intrater
Name: Andrew Intrater Title: Attorney-in-Fact*

*A copy of the powers of attorney granting Mr. Intrater the authority to sign this Schedule 13G on behalf of Santa Maria Overseas Ltd., Mayflower Trust, and TZ Columbus Services Ltd. is filed as Exhibit 3 attached hereto.

CUSIP No. 8166A404	Page 21 of 24

By:	/s/ Yaron Eitan
Name:Yaron Eitan

By:	/s/ Edmundo Gonzalez
Name: Edmundo Gonzalez

By:	/s/ Jarret Fass
Name: Jarret Fass

By:	/s/ Doron Cohen
Name: Doron Cohen

By:	/s/ Yair Shamir
Name: Yair Shamir

By:	/s/ Andrew Intrater
Name: Andrew Intrater

CUSIP No. 8166A404	Page 22 of 24

Exhibit 2

Identification of Members of Group

A.	Name:	Selway Capital Holdings LLC
	Business Address:	79 Grand Avenue, 2nd Floor, Englewood, NJ 07631
	Place of Organization:	Delaware

B.	Name:	Selway Capital LLC
	Business Address:	79 Grand Avenue, 2nd Floor, Englewood, NJ 07631
	Place of Organization:	Delaware

C.	Name:	Yaron Eitan
	Business Address:	c/o Selway Capital Acquisition Corp. 79 Grand Avenue, 2nd Floor, Englewood, NJ 07631
	Citizenship:	United States of America

D.	Name:	Edmundo Gonzalez
	Business Address:	c/o Selway Capital Acquisition Corp. 79 Grand Avenue, 2nd Floor, Englewood, NJ 07631
	Citizenship:	United States of America

E.	Name:	CN-SCH LLC
	Business Address:	900 Third Avenue, 19th Floor, New York, NY 10022
	Place of Organization:	Delaware

F.	Name:	Bounty Investments, LLC
	Business Address:	900 Third Avenue, 19th Floor, New York, NY 10022
	Place of Organization:	Delaware

G.	Name:	Santa Maria Overseas Ltd.
	Business Address:	900 Third Avenue, 19th Floor, New York, NY 10022
	Place of Organization:	Bahamas

H.	Name:	Mayflower Trust
	Business Address:	900 Third Avenue, 19th Floor, New York, NY 10022
	Place of Organization:	Cayman Islands

I.	Name:	TZ Columbus Services Limited
	Business Address:	900 Third Avenue, 19th Floor, New York, NY 10022
	Place of Organization:	British Virgin Islands

J.	Name:	Andrew Intrater
	Business Address:	900 Third Avenue, 19th Floor, New York, NY 10022
	Citizenship:	United States of America

K.	Name:	Jarret Fass
	Business Address:	c/o Selway Capital Acquisition Corp. 79 Grand Avenue, 2nd Floor, Englewood, NJ 07631
	Citizenship:	United States of America

L.	Name:	Doron Cohen
	Business Address:	c/o Selway Capital Acquisition Corp. 79 Grand Avenue, 2nd Floor, Englewood, NJ 07631
	Citizenship:	Israel

CUSIP No. 8166A404	Page 23 of 24

M.	Name:	Yair Shamir
	Business Address:	c/o Selway Capital Acquisition Corp. 79 Grand Avenue, 2nd Floor, Englewood, NJ 07631
	Citizenship:	Israel

CUSIP No. 8166A404	Page 24 of 24

Exhibit 3

Powers of Attorney

POWER OF ATTORNEY

Know all by these presents that the undersigned hereby constitutes and appoints Andrew Intrater, the undersigned's true and lawful attorney-in-fact to:

(1) prepare, execute in the undersigned's name and on the undersigned's behalf, and submit to the U.S. Securities and Exchange Commission (the "SEC") a Form ID, including amendment thereto, and any other documents necessary or appropriate to obtain codes and passwords enabling the undersigned to make electronic filings with the SEC of reports required by the Securities Exchange Act of 1934 or any rule or regulation of the SEC;

(2) execute for and on behalf of the undersigned, in the undersigned's capacity as (i) a beneficial owner of securities of **Selway Capital Acquisition Corp.** (the "Company") and (ii) the trustee of **Mayflower Trust**, a beneficial owner of securities of the Company, Forms 3, 4 and 5 and Schedule 13D in accordance with the Securities Exchange Act of 1934 and the rules thereunder;

(3) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute and such Form 3, 4 or 5 or Schedule 13D, complete and execute any amendment or amendments thereto, and timely file such form with the SEC and any stock exchange or similar authority; and

(4) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted; provided, however, attorney-in-fact shall immediately notify the undersigned in writing of his appointment of a substitute attorney-in-fact, and of his filing of a Form 3, 4 or 5 or Schedule 13D with a regulatory authority.

1

This Power of Attorney shall remain in full force and effect until the undersigned no longer required to file Forms 3, 4 and 5 and Schedule 13D with respect to the undersigned's holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to foregoing attorney-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of 28th October, 2011.

TZ COLUMBUS SERVICES LIMITED,
TRUSTEE OF MAYFLOWER TRUST

By: ______________________
Name: Helene Anne Lewis
Title: Director

2

POWER OF ATTORNEY

BY THIS POWER OF ATTORNEY made on the 14th day of February, 2012

SANTA MARIA OVERSEAS LTD.

A company duly incorporated under the laws of the Bahamas, having its Registered Office in Nassau, the capital of the Bahamas (hereinafter called the "Company") HEREBY APPOINTS:

MR. ANDREW INTRATER

of NEW YORK, NEW YORK

(hereinafter called the "Attorney"), to be the Attorney of the Company. And, by virtue of his appointment as Attorney of the Company, the Attorney is hereby authorized to act without limitation on behalf of and in the name of the Company and as the act and deed of the Company or otherwise. The Attorney is also authorized to sign the account opening forms for a new bank account in the name of the Company.

And the Company hereby agrees to ratify and confirm whatever its Attorney shall lawfully do or cause to be done in the premises or by virtue of this Power of Attorney and the Company declares, that this Power of Attorney hereby created shall be valid until December 31, 2012.

February 14, 2012

I, Michael C.E. Turner, Notary Public, Oakbridge House, 6 West Hill Street, Nassau, Bahamas hereby certify that the above are the true signatures of Marco Montanan and Lashawn Bethell, signed before me.

Michael C.E.Turner, Notary Public
My commission ends December 31, 2012